SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          Omninet International Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, par value $0.000167
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G6748D 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joseph Cefai
                              5/2 Merchants Street
                                 Valetta, Malta
                                 (212) 574-1213
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6748D 10 8
      --------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Eurotrader Marine Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,067,227

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     4,067,227

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,067,227

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.34%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. G6748D 10 8
      ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairmont Services Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,542,017

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     2,542,017

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,542,017

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.09%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. G6748D 10 8
      ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gulfwind Maritime Co.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,525,210

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,525,210

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,525,210

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.25%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. G6748D 10 8
      ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

      The name of the issuer is Omninet International Limited, a company organized under the laws of Bermuda (the "Issuer"). The address of the Issuer's offices is c/o Atlantic Corporate Management, Ltd., 85 Reid Street, Hamilton, Bermuda HM 12. This Schedule 13D relates to the Issuer's Common Stock, $0.000167 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     The persons filing this Schedule 13D are Eurotrader Marine Inc., ("Eurotrader"), Fairmont Services Corp. ("Fairmont") and Gulfwind Maritime Co. ("Gulfwind" and, together with Eurotrader and Fairmont the "Reporting Persons"). Each of Reporting Persons is a corporation formed under the laws of the Republic of the Marshall Islands. The address of the principle business of Eurotrader, Fairmont and Gulfwind is at 5/2 Merchants Street, Valetta, Malta, and the address of the principle registered office of Eurotrader, Fairmont and Gulfwind is at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands, MH 96960. The principle business of each of Eurotrader, Fairmont and Gulfwind is to act as an investment and holding company.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Eurotrader is the beneficial owner of 4,067,227 of the Issuer's shares, which were purchased from Mr. Eric F. Kohn using Eurotrader's working capital. The amount of funds used to purchase the shares was approximately $243,600.

     Fairmont is the beneficial owner of 2,542,017 of the Issuer's shares, which were purchased from Mr. Eric F. Kohn using Fairmont's working capital. The amount of funds used to purchase the shares was approximately $152,250.

     Gulfwind is the beneficial owner of 1,525,210 of the Issuer's shares, which were purchased from Mr. Eric F. Kohn using Gulfwind's working capital. The amount of funds used to purchase the shares was approximately $91,350.

     No borrowed funds were used to purchase the Shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

      The Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8)  any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, (i) Eurotrader is the beneficial owner of 4,067,227 Shares, constituting 27.34% of the Shares of the Issuer, (ii) Fairmont is the beneficial owner of 2,542,017 Shares, constituting 17.09% of the Shares of the Issuer, and Gulfwind is the beneficial owner of 1,525,210 Shares, constituting 10.25% of the Shares of the Issuer, in each case based upon 14,873,897 Shares outstanding as of August 13, 2004.

        Eurotrader has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,067,227 Shares to which this filing relates. Eurotrader is beneficially owned by the Entrepreneurial Spirit Foundation, a Liechtenstein Foundation which is represented by a council comprised of Dr. Peter Goop, Dr. Herbert Oberhauer and Dr. Peter Marxer, Jr., none of whom individually control that foundation.

        Fairmont has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,542,017 Shares to which this filing relates. Fairmont is beneficially owned by Chryssoula Kandylidi.

        Gulfwind has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,525,210 Shares to which this filing relates. Gulfwind is beneficially owned by Elissavet Manola.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the Reporting Persons has entered into a voting agreement with respect to their respective shares. Pursuant to this agreement, each Reporting Person has agreed to, among other things, vote their respective shares to cause the Issuer to issue shares to certain former directors of the Issuer for services previously rendered to the Issuer by such former directors.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

      Filed as Exhibit A to this Schedule 13D is a joint filing agreement executed by each of the Reporting Persons.

      Filed as Exhibit B to this Schedule 13D is a voting agreement executed by each of the Reporting Persons relating to, among other matters, the issuance of shares of the Issuer to certain former directors of the Issuer for their prior service to the Company.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               September 1, 2004
                                     -------------------------------------
                                                     (Date)


                                    EuroTrader Marine Inc.

                                    By:  /s/ Joseph Cefai
                                         ---------------------
                                         Mr. Joseph Cefai
                                         Sole Director


                                    Fairmont Services Corp.

                                    By:  /s/ Joseph Cefai
                                         ---------------------
                                         Mr. Joseph Cefai
                                         Sole Director


                                    Gulfwind Maritime Co.

                                    By:  /s/ Joseph Cefai
                                         ---------------------
                                         Mr. Joseph Cefai
                                         Sole Director



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated August 23, 2004, and any amendments hereto, relating to the Common Stock par value $0.000167 of Omninet International Limited shall be filed on behalf of the undersigned.


                                    EuroTrader Marine Inc.

                                    By:  /s/ Joseph Cefai
                                         ---------------------
                                         Mr. Joseph Cefai
                                         Sole Director


                                    Fairmont Services Corp.

                                    By:  /s/ Joseph Cefai
                                         ---------------------
                                         Mr. Joseph Cefai
                                         Sole Director

                                    Gulfwind Maritime Co.

                                    By:  /s/ Joseph Cefai
                                         ---------------------
                                         Mr. Joseph Cefai
                                         Sole Director



September 1, 2004

Date

                                                                       Exhibit B

                                VOTING AGREEMENT


     This Voting Agreement (this "Agreement") is entered into this day of August, 2004, by and among each of the Marshall Islands companies listed on
Schedule 1 to this Agreement (each a "Shareholder" and collectively the "Shareholders"), and Eric F. Kohn, TD (the "Seller").

     WHEREAS, Seller and each Shareholder have entered into a Stock Purchase Agreement dated August 20, 2004 (the "Stock Purchase Agreement") pursuant to which the Seller will sell, and the Shareholders will purchase, 10,258,069 common shares (the "Shares") of Omninet International Limited, an exempt company formed under the laws of Bermuda (the "Company").

     WHEREAS, the Seller is the current holder of 10,168,069 duly issued and non-assessable common shares (the "Held Shares") of the Company, and the Seller and the Shareholders agree that the Company is to issue an additional 90,000 common shares to the Seller and 60,000 common shares to Michael R. Schroter, 60,000 common shares to Marlin J. Horst, and 60,000 shares to Jeffrey G. Conyers (collectively the "Additional Shares") for service to the Company during the Company's fiscal year ended February 29, 2004 at the Company's annual general meeting to be held on or around September 24, 2004 or any action taken in lieu thereof (the "2004 Meeting").

     WHEREAS, pursuant to the Stock Purchase Agreement, the Shareholders have agreed to vote the Held Shares at the 2004 Meeting to cause the Company to issue the Additional Shares to the Seller and the Seller has agreed to immediately assign the Additional Shares to the Shareholders pursuant to an irrevocable assignment executed by the Seller dated as of the date hereof (the "Assignment").

     WHEREAS, pursuant to the Stock Purchase Agreement, the Shareholders have further agreed to provide certain remuneration to the former directors of the Company in the form of shares of common stock, and to ratify their actions at or prior to the 2004 Meeting.

     NOW, THEREFORE, in consideration of the mutual covenants herein contained and the consummation of the sale and purchase of the Shares pursuant to the Stock Purchase Agreement and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

          1. Voting of Shares for Additional Shares. Each of the Shareholders shall vote or cause to be voted all Held Shares held by the Shareholder, its affiliates, representatives, agents, or other transferees (collectively, the "Shareholder Parties") over which the Shareholder has voting control: (i) to cause the 2004 Meeting to occur, (ii) in favor of the issuance of the Additional Shares to the Seller and the parties detailed above, (iii) for the delivery of the Additional Shares to the parties detailed above, except for the Seller's Additional Shares which shall be delivered directly to the Shareholders pursuant to the Assignment, and (iv) to cause the transfer of the Seller's Additional Shares from the Seller to the Shareholder to be registered in the Company's Share Register.

          2. Voting of Shares for Other Matters. Each of the Shareholders shall vote or cause to be voted all Held Shares held by the Shareholder or the Shareholder Parties: (i) in favor of remunerating Michael R. Schroter, Marlin J. Horst and Jeffrey G. Conyers, each a former director of the Company, for their services as directors for that period from March 1, 2004 through the Closing Date, in that number of the Company's common shares, at a pro rated annual rate as follows: (a) 60,000 common shares to Michael R. Schroter; (b) 60,000 common shares to Marlin J. Horst; and (c) 60,000 common shares to Jeffrey G. Conyers, in each case multiplied by a fraction whose numerator is the number of days commencing on March 1, 2004 and ending on the Closing Date and whose denominator is 365; and (ii) to accept the acts of the Current Directors (as defined in the Stock Purchase Agreement) and natural person officers as acts of the Company, by voting in favor of a resolution as follows, "to ratify and confirm all of the actions of the Directors and natural person officers of the Company since 28th February, 2003."

          3. Transfers of Rights. Any transferee to which the Held Shares are transferred, whether voluntarily or by operation of law, shall be bound by the obligations imposed upon the Shareholders under this Agreement to the same extent as if such transferee were an original party to this Agreement in the same capacity as the transferor. Each of the Shareholders covenants and agrees not to transfer any of the Held Shares unless the transferee takes such shares expressly subject to this Agreement. Nothing in this paragraph shall be deemed to release, transfer, or otherwise affect any of the obligations of the Shareholders under this Agreement.

          4. Assignment. The Seller may not assign its rights under this Agreement to any other party.

          5. Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          6. Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          7. Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of Bermuda.

          8. Further Assurances. Each party agrees to take, or cause to be taken such further actions to execute, deliver and file, or cause to be executed, delivered and filed, such further documents and instruments as may be necessary in order to fully effectuate the purposes, terms and conditions of this Agreement, as the case may be, applicable to that party.


                           [Signature Pages to Follow]

      IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date set forth in the first paragraph hereof.

                                         EUROTRADER MARINE INC.

                                         By ______________________________
_________________________________            Name:
Eric F. Kohn  TD                             Its:

                                         FAIRMONT SERVICES CORP.

                                         By ______________________________
                                             Name:
                                             Its:

                                         GULFWIND MARITIME CO.

                                         By ______________________________
                                             Name:
                                             Its:

                                         LEWIS TRADING LTD.

                                         By ______________________________
                                             Name:
                                             Its:

                                         LYDIA MANAGEMENT CORP.

                                         By ______________________________
                                             Name:
                                             Its:

                                         MARITIME ENTERPRISES CO.

                                         By ______________________________
                                             Name:
                                             Its:

                                         ODIN TRADING INC.

                                         By ______________________________
                                             Name:
                                             Its:


                                         WENDY INTERNATIONAL CORP.

                                         By ______________________________
                                             Name:
                                             Its:

Schedule 1

                                     Buyers



                             EUROTRADER MARINE INC.

                             FAIRMONT SERVICES CORP.

                              GULFWIND MARITIME CO.

                               LEWIS TRADING LTD.

                             LYDIA MANAGEMENT CORP.

                            MARITIME ENTERPRISES CO.

                                ODIN TRADING INC.

                            WENDY INTERNATIONAL CORP.



23113.0001 #507877v2